UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019

Commission File Number: 001-37773

Merus N.V.

(Translation of registrant’s name into English)

Yalelaan 62

3584 CM Utrecht, The Netherlands

+31 30 253 8800

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On November 18, 2019, Merus N.V. made available to its shareholders on its website certain material related to the extraordinary general meeting of shareholders to be held on December 5, 2019 (the “Shareholder Material”).

The Shareholder Material are furnished herewith as Exhibits 1 through 3 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description

1	Convening Notice for Extraordinary General Meeting of Shareholders of Merus N.V., Agenda, and Explanatory Notes to the Agenda

2	Proposed Articles of Association

3	Proxy Card for Registered Holders of Merus N.V.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Merus N.V.

Date: November 18, 2019	By:	/s/ Ton Logtenberg
Name: Ton Logtenberg
Title: President, Chief Executive Officer and Principal Financial Officer